SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated February 7, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Aviva Canada extends contract with CGI

Toronto, Ontario – February 7, 2005 – Aviva Canada, a leading property and casualty insurance group, has extended its current information technology contract with CGI Group Inc. (CGI) (NYSE: GIB, TSX: GIB.SV.A.) The contract is valued at CDN$19 million and has been extended until the year 2011.

As part of this contract, CGI will continue to provide data center services, applications maintenance and support services for Aviva Canada’s insurance policy system — RTM 2000. The contract also includes additional support for the recently installed Ratabase solution. Aviva Canada will process in excess of CDN$700 million in insurance premiums per year through these solutions.

Ratabase, CGI’s rate and rules management tool suite, is the industry’s leading insurance rating solution, being used in more than 100 carriers worldwide since 1983. Ratabase provides a comprehensive, cost-effective solution that allows insurance experts within a carrier to rapidly develop and deploy insurance products in any application on any platform. Aviva Canada has successfully deployed Ratabase in support of both personal and commercial lines of insurance.

“Our relationship with CGI has spanned over 15 years and has been based on achieving real business results. We look forward to continued partnership and equipping our professionals with effective tools that help them become more efficient like the recently installed Ratabase solution,” said Javier De la Cuba, executive vice-president with Aviva Canada.

Michael Roach, CGI’s president and COO said, “We are pleased to continue our strong relationship with Aviva. Broadening our existing relationship with our clients of long standing is key to helping them win and grow through intelligent uses of technology.”

About Aviva Canada
Aviva Canada Inc. is one of the leading property and casualty insurance groups in Canada, with annual written premiums of almost $3.0 billion.

As a wholly-owned subsidiary of UK-based Aviva plc (the world’s seventh largest insurance group), we offer policyholders and our broker partners the power of one brand, with the diversity of many companies, products and services.

In Canada, Aviva provides personal (home and auto) and commercial insurance. We are also a leading provider of specialty commercial products and construction surety bonding.

The combined strengths of our member companies stand together to form a foundation and heritage of financial strength and stability. It’s a mix Canadians have come to trust.

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI’s annualized revenue run-rate is currently CDN$3.8 billion (US$3.1 billion) and at September 30, 2004, CGI’s order backlog was CDN$13.0 billion (US$10.8 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:
CGI
Investor relations
Jane Watson, vice-president, investor relations, (416) 945-3616

Ronald White, director, investor relations, (514) 841-3230

Media relations
Eileen Murphy, director, media relations, (514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: February 8, 2005	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary